Exhibit 99.17

Date: March 02, 2012 510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com To: All Canadian Securities Regulatory Authorities Subject: SANDSTORM GOLD LTD. Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer: Meeting Type : Annual General and Special Meeting Record Date for Notice of Meeting : 28/03/2012 Record Date for Voting (if applicable) : 28/03/2012 Beneficial Ownership Determination Date : 28/03/2012 Meeting Date : 04/05/2012 Meeting Location (if available) : CONNAUGHT ROOM THE METROPOLITAN HOTEL 645 HOWE STREET VANCOUVER, BC V6C 2Y9 Voting Security Details: Description CUSIP Number ISIN COMMON SHARES 80013R107 CA80013R1073 Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for SANDSTORM GOLD LTD.